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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                          (Amendment No. 5*)

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                          Edmark Corporation
                       (Name of Subject Company)

                       Indigo Acquisition Corp.
              International Business Machines Corporation
                               (Bidders)
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                      Common Stock, No Par Value
      (including the associated rights to purchase Common Stock)
                    (Title of Class of Securities)

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                              281094 20 1
                 (CUSIP Number of Class of Securities)

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                      Lawrence R. Ricciardi, Esq.
               Senior Vice President and General Counsel
              International Business Machines Corporation
                           Old Orchard Road
                        Armonk, New York 10504
                            (914) 765-1900

     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

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                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

          *Constituting the final amendment to Schedule 14D-1



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          International Business Machines Corporation ("IBM") and Indigo Acquisition Corp. ("Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on November 18, 1996, as amended by Amendments No. 1, 2 , 3 and 4 with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Edmark Corporation, a Washington corporation (the "Company"), as set forth in this Amendment No. 5.


          Item 6. Interest in Securities of the Subject Company.

          On December 17, 1996, the Purchaser accepted for payment a total of 6,832,614 Shares.


          Item 10. Additional Information.

          The Offer terminated at 12:00 midnight, New York City time, on Monday, December 16, 1996.

                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1996


                                         INDIGO ACQUISITION CORP.,

                                           by:  /s/  LEE A. DAYTON
                                              ---------------------------
                                              Name:  Lee A. Dayton
                                              Title: President

                                         INTERNATIONAL BUSINESS
                                            MACHINES CORPORATION,

                                           by:  /s/  JOHN E. HICKEY
                                              ----------------------------
                                              Name:  John E. Hickey
                                              Title: Vice President,
                                                      Assistant
                                                      General Counsel and
                                                      Secretary